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                          September 17, 2021

       Barbara Weber, M.D.
       President and Chief Executive Officer
       Tango Therapeutics, Inc.
       100 Binney St., Suite 700
       Cambridge, MA 02142

                                                        Re: Tango Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 10,
2021
                                                            File No. 333-259448

       Dear Dr. Weber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mitchell S. Bloom, Esq.